Mail Stop 6010

April 9, 2008

Mr. Josef H. von Rickenbach
Chairman and Chief Executive Officer
Parexel International Corporation
200 West Street
Waltham, MA 02451

> **Re: Parexel International Corporation**
> **Form 10-K for Fiscal Year ended June 30, 2007**
> **Filed August 27, 2007**
> **File No. 000-21244**

Dear Mr. von Rickenbach:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2007

Schedule 14A

Information about Executive and Director Compensation, page 12

Cash Bonuses under Management Incentive Plan, page 16

1. We note your response to comment 1. However, we continue to believe that disclosure of your personal goals and Business Operating Margin will be required in future filings in discussing the compensation awarded to, earned by or paid to the NEOs for the recently completed fiscal year.

    Your response stated that 20% of each NEO's total annual incentive compensation was based on personal goals and for some of your NEOs 20 to 30% of each NEO's annual incentive was dependent on achievement of business operating margin objectives. Therefore, it appears that these goals could potentially be material. Please confirm that you will evaluate whether any of the personal goals are material on an annual basis and disclose the ones that you determine are material. For example, if an NEO achieves only one of the personal goals that were specified and it was determined that it was sufficiently significant that he/she was determined to have earned the portion of his/her compensation attributable to meeting personal goals, this goal should be disclosed.

    We are willing to consider whether disclosure of your Business Unit Objectives should be entitled to confidential treatment only in instances where the disclosure of these goals will enable your competitors to determine the specifics of your cost structure. If this is the case, please provide a detailed analysis demonstrating how the specific goals can be used to determine such specifics.

    *   *   *   *   *

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202)
551-3715 if you have questions regarding the comments and related matters.

                                                Sincerely,

                                                Jeffrey Riedler
                                                Assistant Director